Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Energy Vault and the law of gravity

Valued at $1.6 billion, the Ticino-based startup will list on the New York Stock Exchange in early 2022. Its CEO is convinced that Energy Vault will become a spearhead in the energy transition. Report.

BY ANGÉLIQUE MOUNIER-KUHN

You can spot its slender silhouette from a distance. In fact, it’s the only thing standing out in the narrow valley of Arbedo- Castione, a small town near Bellinzona in the canton of Ticino. But what is it? The strange metal creature was built in the middle of the COVID-19 pandemic. Sticking out of what looks like a vacant lot, it towers over its surroundings from a height of about 70 metres, stretching its six fully automated arms out around its central core. Welcome to the Energy Vault demonstration centre. By merging with Novus Capital Corp II, a US special purpose acquisition company (SPAC) – otherwise referred to as a “blank cheque” company – the Swiss-American startup took the first step towards its IPO on 9 September. Valued at nearly $1.6 billion at the time of the acquisition, Energy Vault, which the World Economic Forum (2020) named Technology Pioneer, will officially list on the New York Stock Exchange in the first quarter of 2022, once all the regulatory formalities are in order.

The company was formed in November 2017 to develop an original solution for storing alternative energy. With the combined effect of fossil fuel production expected to level off and economies having to shift towards decarbonised solutions by 2050, the storage of “green” electricity is seen as the ultimate challenge in the global race to balance out the energy mix. “Whoever finds the right energy storage solution will win big,” says geo-energy economist Laurent Horvath. BloombergNEF estimates that the industry will attract nearly $640 billion in investment between now and 2040.

We now know how to produce wind and solar power without a problem, at ever more affordable costs. But production depends on weather conditions. It is therefore intermittent and unpredictable, which prevents it from meeting consumer demand in real time. Hence the search for storage solutions to smooth out production peaks and troughs. Several approaches are competing: thermodynamic storage using compressed air, batteries (sodium-sulphur, lithium-ion, sodium-ion, etc.) or electrolysis to convert electricity into hydrogen (see also inset on p. 26).

“Whoever finds the right energy storage solution will win big”

Laurent Horvath, geo-energy economist

This Swiss startup has decided to turn to the good old law of universal gravitation, taking its inspiration from the longest-lasting electricity storage system to date: dams. Water from hydroelectric plants is pumped from the lower reservoir to the upper reservoir when there is a surplus of electricity production. It is then released to the lower reservoir, which powers the turbines, when demand exceeds supply. “Ninety percent of the world’s electricity is stored in hydroelectric dams, and Switzerland has a lot of them. But we don’t want to create any more of these structures for environmental reasons (damage to flora and fauna). What’s more, not every place has the mountains and rivers where dams can be built,” says Robert Piconi, the CEO of Energy Vault.

Perfectly fluent in Italian, this US native living in Switzerland has previously worked for BP and Lucent Technologies. He currently divides his time between Lugano, the company’s international headquarters, and Westlake Village, California, where it has offices. The company employs about 70 people across its different sites. A trio formed by the youthful-looking 50-year-old and the startup’s other two co-founders, Andrea Pedretti, a Ticino-born engineer who studied at the École polytechnique fédérale de Zurich (EPFZ), and Californian Bill Gross, who came up with the idea of recreating the conditions of gravity with the help of a crane and substituting blocks of composite material for water. At the time the project began to take shape, Piconi and Pedretti were based in Ticino. They knew Gross, who had founded Idealab, one of the foremost technology incubators in California. That is how Energy Vault was formed between Switzerland and the United States.

On this November afternoon, the 35-tonne blocks are stacked like Lego bricks at the foot of the structure. The team from Galileo, a mainstream science programme on German television, had been filming a few hours earlier. They were able to get shots of the apparatus in action. Piled at the top of the crane as a reserve of potential energy, the blocks were dropped to the ground to generate electricity. The automated arms lift them back to the top of the structure when production exceeds demand. This demonstration unit, with a storage capacity of 5 megawatt hours (MWh), has been connected to the Swiss electricity grid since July 2020.

People often ask me why no one had the idea before us,” Robert Piconi says with a smile. “It’s true that our concept looks simple. But no one before us had built a crane with six arms. In fact, our system focuses on a combination of innovation, science and artificial intelligence, both in terms of materials and the software that operates the crane and enables it to be controlled remotely, including by customers who want to test it.” The energy expert Laurent Horvath calls the idea “genius”. “Costs are low and all you need is land to install it just about anywhere,” he says, without commenting on the business model.

“It’s hard being a startup in Switzerland. No bank is willing to take the slightest risk”

Robert Piconi, CEO of Energy Vault

The startup is generating much curiosity, and not just due to its unusual looking installation - they believe they have solved the problem of squaring the circle: storing electricity using a process that can be replicated on a large scale is durable – unlike lithium-ion batteries whose performance deteriorates with use, and that offers efficiency of 85%, whereas hydrogen alternatives barely reach 45%, and compressed air solutions 70%. Its potential direct competitors, i.e. those that draw on the power of gravity, can be counted on the fingers of one hand. And not one has yet reached a stage of development as advanced as Energy Vault. “When we started thinking about electricity storage, we set three parameters. Urgency: Given the current state of the climate, we didn’t want to spend five to 10 years developing a solution. Cost: we wanted to design a system that was as financially competitive as possible. Environmental aspects: to minimise our impact, our supply chains had to be local and environmentally safe,” the CEO says. Instead of manufacturing concrete bricks, the company partnered with the Mexican building materials giant Cemex, whose global centre for research and innovation is located in Brügg, in the canton of Bern. The partnership produced an exclusive process for making bricks from cheap, locally available materials such as excavated soil, rubble, mining waste and combustion residue. It even uses fibres from recycled wind turbine blades supplied by the Italian company Enel. All the fibres used at the demonstration centre come from the company’s own immense press, which it has set up under a shed a few metres from the crane.

The concept was initially met with scepticism in Switzerland. With a crane and bricks on one side, sophisticated software on the other... The current tower was initially supposed to be built in Biasca, but the local authorities did not believe in the project. Nor did the banks. “It’s hard being a startup in Switzerland. No bank is willing to take the slightest risk. Not a single Swiss private equity investor wanted to back us either,” the CEO laments. Energy Vault has had better luck abroad. In 2019, the

Did you say storage?

Although widespread and commonly used in the industry, the term “electricity storage” can be confusing. First of all, electricity as such cannot be stored, at least not using current technology. Technically, it would be more appropriate to talk about “energy storage”, i.e. the energy used to generate electricity. That’s what pumping stations (dams) do. These facilities account for more than 99% of energy storage capacity worldwide. In electrochemical batteries (for smartphones, laptops, electric cars, electric bicycles, etc.), storage refers to converting electrical energy into chemical energy.

Japanese firm SoftBank invested $110 million and participated again in a new funding round in 2021. Other investors attracted by the startup include Saudi Aramco Energy Ventures, the investment arm of the Saudi oil giant. “SoftBank’s stake marked a key step for us by giving us credibility. From then on, we knew that we would have the resources to develop,” Robert Piconi says, pointing proudly to the framed press clippings that trace the company’s history on the meeting room wall. He uses this room as an office when he travels to Arbedo-Castione. The offices are immaculate but cramped. They seem to have been hastily cobbled together, with little regard for comfort, as if the staff clearly knew that the crane was the only star of the site.

“We can become an energy storage leader”

Robert Piconi, CEO of Energy Vault

The next step for Energy Vault was the listing on the New York Stock Exchange, and it was carefully planned. The company made this choice to finance its five-year development plan, while leaving management free to focus on operations and revenue. In addition to selling turnkey installations, Energy Vault will generate revenue from licensing its proprietary software and covering systems maintenance. The company also intends to rent storage capacity at its own facilities to customers, such as public utility companies, independent power producers and factories.

But none of these facilities will ever look like the tower overlooking the small railway station at Arbedo-Castione. Discussions with potential customers convinced Energy Vault to rethink its plans, and the technology will eventually be deployed in buildings that look like industrial warehouses. This may be a less exotic solution than metal spires, but more pragmatic. Imposing 100-metre towers on local residents, already up in arms over wind turbines, was going to be a tough sell.

Now the question is whether demand will follow, and whether gravity-based technology will remain a niche. CEO Piconi doesn’t think so. The foundation stone is set to be laid by mid-2022 in Louisiana under a $520 million contract with DG Fuels, a US company that produces renewable hydrogen and sustainable aviation fuel. Eventually, Energy Vault is expected to provide its customer with 1.6 GWh of storage, enough capacity to power a small town. The energy tech company says that altogether it has nine projects in the pipeline that could bring in nearly $900 million. It is also in talks with about 20 other customers around the world about projects over the next five years.

“I have no doubt that we can play an important role in the energy transition and become an energy storage leader,” Piconi says. This father of eight – “with one and the same woman”, he insists – makes it a personal thing for him. “I think about my children, and their future children, and I don’t want them to live in fear of the impact of climate change on their lives,” he says. “I work in a field of innovation, and I see all these new technologies developing that are going to help us, like producing fuel from the sun or carbon capture from the atmosphere,” the CEO continues, with unabashed admiration for Tesla. Is he overly optimistic despite concerns from the scientific community? Driven and tireless in any case. Our time is up. The autumn light has faded. Piconi is already on his way to the tower. He has promised his marketing director that they will climb the 70 metres together. “It keeps me fit,” he says before setting off up the tower.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections regarding capital needs, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, such as the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.